Exhibit 17.2

Fellow RFT Board Members (and prospective Board Member), Senior Staff & Service Providers~

Nothing is easy or without drama and controversy regarding RFT, even something that on the surface appears so simple, like resigning from the board.

Let me remind you all that on May 4, 2016, I sent the following email.......

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Fellow RFT Board Members (and prospective Board Member),

At the recent board meeting of RFT on April 22nd, Nick Radesca, CFO of RFT, excused himself from our potential merger discussions with AFIN.  That action was a resounding reminder of the inherent conflict of interest shouldered by Mr. Radesca from having to serve as CFO of both RFT and AFIN at a time when AFIN, through a related-party transaction, was then and is currently attempting to acquire RFT.

Mr. Radesca was appointed CFO of RFT in November 2015 and, at that time, it was disclosed to us he was also CFO of AFIN.  Whereas that potential conflict provided me discomfort at the time, that discomfort became overwhelming once AFIN expressed an interest in acquiring RFT.  Frankly, sound corporate governance should have compelled Mr. Radesca to resign as CFO from one firm or the other rather than straddle clearly conflicting roles.

I expressed my concern at our board meeting on April 28th that, given we had received a proposal from AFIN to acquire RFT on February 16th, Mr. Radesca should have immediately reinforced his clear conflict of interest to the entire board given he was (and still is) the CFO of both the acquirer (AFIN) and the target (RFT).  Much to my shock and surprise, the majority of the board did not concur with my assessment, which, in my mind, calls into question the level of independence of the only other independent director and the quality of corporate governance exercised by the balance of the board of directors of RFT.

The fact the CFO of AFIN is also the CFO of RFT given the circumstances, is, in my clear estimation, prima facie evidence of a manifest conflict of interest.  I find the board’s lack of pro-active (or even reactive for that matter) movement to remove this conflict deplorable.  As such, I urge my fellow board members to resolve to require Mr. Radesca to recuse himself from any further discussions with our board and immediately resign as the CFO of RFT at least until such time as the board has determined whether it will proceed with a prospective transaction with AFIN.

Further, given we are charged with a fiduciary duty to our shareholders to ensure any activity in which we engage is in the best interest of our shareholders, I am not, nor are you, equipped to recommend any course of action until such time as all alternative options have been explored.  As such, I implore you to join with me and formally engage Hentschel & Company, as we had previously agreed, to conduct a thorough analysis of our strategic alternatives and recommend a course of action accordingly.  As you are aware, I am highly suspect as to whether a merger of RFT into AFIN is in the best interest of our shareholders and unless and until we fully analyze our other options, I am concerned about our legal exposure.

Mr. McDonough, given you are currently running for the board of director seat that I did not voluntarily relinquish, it is imperative you have notice of the inherent conflicts of interest in not only the proposed transaction, but the overlapping CFO duties as well.  It is equally imperative you enter your prospective new role with your eyes wide open as to, what I consider to be, at best, shoddy corporate governance procedures.  Should this activity continue unabated, I believe the shareholders would have a sound case for breach of duty at which trial I am free to testify without repercussion.

If this board does not immediately request the resignation of Mr. Radesca and if the Special Committee does not immediately engage the services of Hentschel & Company to conduct a full scope analysis of our alternatives in a manner consistent with the basic tenets of sound governance, I am concerned my professional reputation will suffer were I to continue my association with this RFT board.  As such, unless these requested actions are not accomplished by the close of business on Tuesday, May 11th, please consider this letter my official resignation from the board of directors of RFT, effective May 11th.

With deepest disappointment,

Dr. Bob Froehlich

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I received no response or acknowledgement from anyone regarding my email. ARC then decided to cancel all RFT meetings (Audit Committee, Executive Session and Board Meetings) until after May 11th so I would not be able to participate as they would be rescheduled after my resignation would have been effective. So on May 9, 2016, I sent the following email to Mike McTiernan, outside company counsel for RFT.

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Mike-

Thanks for the heads up on this. As a result of these meetings being cancelled (Audit, Executive Session & Board) I am rescinding my resignation that was to take effect at the close of business on May 11th, if certain corporate governance issues were not addressed. The fact that no one even acknowledged my email of May 4th I would assume that you (ARC) have no intention of making any of the improvements that I suggested. I picked that date (May 11th) because it was after our Audit Committee meeting of May 10th where as Audit Chair I would be reviewing and approving the 10-Q. I will not be resigning until after these cancelled meeting are rescheduled and I can participate as Audit Committee Chair for the 10-Q approval process and as Lead Independent Director for both the Executive Session as well as the Board meeting. I have several issues that I want to discuss at both the Executive Session and at the Board meeting as well.

Please let me know as soon as possible when these meeting are rescheduled.

DB~

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Finally, the audit committee and board meetings were held on May 11th, and I was successfully able to add the proper disclosure regarding our review of strategic alternatives process. I am deeply disappointed in our internal financial staff that there was no disclosure (or discussion) whatsoever recommended by them regarding our review of strategic alternatives in the draft 10-Q that was presented to the audit committee for approval. Now that our 10-Q has been filed with the appropriate disclosures regarding our strategic review process, and the fact that nothing at all has been done to address any of the corporate governance issues I raised in my May 4th email, you leave me no choice but to resign effective immediately. I fear that both my personal and professional reputation will be damaged beyond repair were I to continue my association with this RFT board. When it is all said and done I simply have too many disagreements with management to continue. This is a very sad day for shareholders and an even sadder day for all the financial advisors who invested on behalf of their clients in our company because they knew (and they were told at all the ARC Forums held around the country over the past 3 years) that I was there to protect their interests and fight for shareholder value as the Lead Independent of RFT.

With deepest disappointment,

Dr. Bob~